EXHIBIT 21

INNOVATIVE FOOD HOLDINGS, INC.

SCHEDULE OF SUBSIDIARIES

1.	Food Innovations, Inc.	Florida Corporation
2.	Food New Media Group, Inc.	Florida Corporation
3.	4 The Gourmet, Inc. (d/b/a/ For The Gourmet, Inc.)	Florida Corporation
4.	Gourmet Foodservice Group, Inc.	Florida Corporation
5.	Artisan Specialty Foods, Inc.	Florida Corporation
6.	The Haley Group, Inc.	Florida Corporation
7.	Gourmet Foodservice Warehouse, Inc.	Florida Corporation
8.	Organic Food Brokers, LLC	Colorado LLC
9.	Gourmeting Inc.	Delaware Corporation